UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 12, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Entry into Merger Agreement with BIG Publications.

On December 12, 2018, Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes Holding”), and BIG Merger Sub LLC, the Company’s newly formed acquisition subsidiary (“Mergerco”), finalized the terms of a merger agreement, dated as of November 26, 2018 (the “BIG Merger Agreement”), with BIG Publications LLC, a Florida limited liability company (“BIG”), and its sole member, Gustavo Gonzalez. BIG does business as Buyers Industry Guide®, a business-to-business industry trade show that enables retailers to access a complete list of manufacturers and distributors of products related to the cannabis industry, and is also engaged in the business of sponsoring and operating an annual trade show known as the BIG Industry Show that targets and exhibits various smoke, vape, cannabis and grow products in a business-to-business setting.

Under the terms of the BIG Merger Agreement, BIG will merge with Mergerco, with Mergerco remaining as the surviving company following the merger (the “BIG Merger”). In consideration for the BIG Merger, at closing Mr. Gonzalez shall receive $2,420,000 in cash, 401,818 shares of Hightimes Holding Class A Common Stock, and a 6% Hightimes Holding note due December 31, 2019 in $1,339,420 principal amount. The note is guaranteed by Mergerco and is secured by a pledge of the membership interests of Mergerco (to be renamed “BIG Publications LLC”), as the surviving company of the BIG Merger. Consummation of the closing of the BIG Merger, currently scheduled to occur as late as February 5, 2019, is subject to a number of conditions, including completion of a satisfactory due diligence investigation by Hightimes Holding, delivery of disclosure schedules, final Hightimes Holding board approval, the consent of the Company’s senior lender ExWorks Capital Fund I, L.P. (“ExWorks”) to the transaction and listing or quotation of the Hightimes Holding Class A Common Stock on an acceptable securities exchange which includes either the OTCQX Market or Nasdaq. Accordingly, there is no assurance that the BIG Merger will be consummated.

A copy of the BIG Merger Agreement is filed as Exhibit 3.1 to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference. A copy of the press release announcing the BIG Merger Agreement is attached as Exhibit 15.1 of this Current Report.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	December 14, 2018

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

3.1	Merger Agreement, dated as of November 26, 2018, among Hightimes Holding Corp., BIG Merger Sub, LLC, BIG Publications, LLC and Gustavo Gonzalez, as Member.

15.1	Hightimes Holding Corp. press release dated December 14, 2018.

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